One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax:404-881-7777
www.alston.com
November 29, 2007
Mark P. Shuman
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	New Giant Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed on October 17, 2007 File No. 333-145849
Dear Mr. Shuman:
          On November 29, 2007 New Giant Corporation (“New Graphic” or the “Company”) filed via EDGAR Amendment No. 2 to the above-referenced Registration Statement on Form S-4 (“Amendment No. 2 to the Registration Statement”).
          Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to the Company dated November 9, 2007. The responses below are numbered to correspond with the paragraphs of the Staff’s comment letter. The references in the Company’s responses below to page numbers refer to the pages in the blacklined courtesy copies of Amendment No. 2 to the Registration Statement, which we are providing to you for your convenience. Also note that the Company has updated historical financial, pro forma and other information in Amendment No. 2 to the Registration Statement for the third quarter ended September 30, 2007.
Opinion of Financial Advisor to Graphic, page 40
Contribution Analysis, page 41
1.	Please disclose the projections of EBITDA and free cash flow relied upon by Goldman Sachs in performing the contribution analysis. Goldman Sachs appears to have used these same projections in the analysis of transaction implied multiples and the illustrative future stock price analysis.
          In response to the Staff’s comment, the disclosure has been revised. Please see pages 48 to 49 of Amendment No. 2 to the Registration Statement.
Atlanta • Charlotte • Dallas • New York • Research Triangle • Washington, D.C.

2.	Please disclose at the end of this section, for purposes of making the comparison, the pro forma ownership of the combined company by Graphic and BCH stockholders following consummation of the transactions.
          In response to the Staff’s comment, the disclosure has been revised. Please see page 42 of Amendment No. 2 to the Registration Statement.
3.	Please disclose why Goldman Sachs did not simply add the estimates of EBITDA and free cash flow for the two companies and calculate percentages based on the sum of these two values. In other words, please disclose how these estimates were used to derive the implied equity percentages disclosed in the chart on page 42.
          In response to the Staff’s comment, the disclosure has been revised. Please see page 42 of Amendment No. 2 to the Registration Statement.
Analysis of Transaction Implied Multiples, page 42
4.	Please clarify your disclosure as to how Goldman Sachs arrived at an implied enterprise value for BCH of $1.8 billion.
          In response to the Staff’s comment, the disclosure has been revised. Please see page 42 of Amendment No. 2 to the Registration Statement.
5.	This analysis appears to demonstrate that under all projections, the current purchase price values BCH at more than the implied multiple for Graphic itself, and notably more than the implied multiple of Rock-Tenn. If this is the case, please disclose this in clear language for your investors.
          In response to the Staff’s comment, the disclosure has been revised to present the actual implied multiples for each period, rather than as ranges of implied multiples. The Company believes that presentation in this manner facilitates the ability of investors to compare the implied multiples for BCH, Graphic and Rock-Tenn. Please see page 43 of Amendment No. 2 to the Registration Statement.
6.	We note your response to comment 12 of our letter dated October 4, 2007. If Goldman Sachs provided an informational report to the Graphic board of directors regarding implied multiples for other companies in the paper-based packaging industry, please disclose for your investors the results of those reports. Please also disclose for investors why Goldman Sachs performed a formal analysis for only one comparable company.
          In response to the Staff’s comment, the disclosure has been revised. Please see page 43 of Amendment No. 2 to the Registration Statement.

Illustrative Discounted Cash Flow Analysis, page 43
7.	Please disclose in this section, for purposes of making the comparison, the pro forma ownership of the combined company by Graphic and BCH stockholders following consummation of the transactions. Then, please compare these figures for your investors with the implied pro forma ownership calculated in your analysis.
          In response to the Staff’s comment, the disclosure has been revised. Please see pages 43 to 44 of Amendment No. 2 to the Registration Statement.
8.	Similarly, please disclose in this section, for purposes of making the comparison, the current equity values Goldman Sachs calculated for both BCH and Graphic, as developed, for instance, in the analysis of transaction implied multiples. Then, please compare these figures for your investors with the illustrative equity values arrived at in your discounted cash flow analysis.
          In response to the Staff’s comment, the disclosure has been revised. Please see page 44 of Amendment No. 2 to the Registration Statement.
Selected Transactions Analysis, page 43
9.	We refer to comment 14 of our letter dated October 4, 2007. Please explain the significance of the comparison of levered aggregate consideration as a multiple of last twelve months sales, if comparable figures were not developed for the current transaction.
          Goldman Sachs did not believe that developing an implied multiple of enterprise value to last twelve months sales would be meaningful with respect to Graphic or the current transaction because of certain aspects of the paper-based packaging industry, including the impact of the cost of raw materials, pricing within customer contracts, pricing elasticity, the ability to pass on cost inflation, operating leverage, supply contracts, geographic location and its capital intensive nature. Therefore, it does not believe that the comparison of levered aggregate consideration as a multiple of last twelve months sales among selected transactions in the packaging industry that was provided to the Graphic board of directors is significant, and such comparison was provided for informational purposes only.
Illustrative Future Stock Price Analysis, page 44
10.	Please disclose why Goldman Sachs applied a forward EBITDA trading multiple of 8.5x in each of the three scenarios. Likewise, please explain why Goldman Sachs used an equity discount rate of 12% in this analysis. Finally, please briefly describe how Goldman Sachs adjusted the EBITDA estimates to include synergies.
          In response to the Staff’s comment, the disclosure has been revised. Please see page 45 of Amendment No. 2 to the Registration Statement.
Miscellaneous, page 45
11.	We note that the description of the material relationships between Goldman Sachs and Graphic does not provide a narrative and quantitative description of the fees paid or to be paid to Goldman Sachs and its affiliates by Graphic and its affiliates in connection with services provided during the past two years. Please revise the registration statement to provide such disclosures. If Goldman Sachs has an equity interest in Graphic, please disclose this to investors.
          In response to the Staff’s comment, the disclosure has been revised. Please see page 47 of Amendment No. 2 to the Registration Statement.
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          If you have any questions or if the Staff has further comment, please call either me at (404) 881-7936 or Justin R. Howard at (404) 881-7758.
Sincerely,
/s/ William Scott Ortwein
William Scott Ortwein

cc:	David L. Orlic, Esq. Stephen A. Hellrung, Esq.